SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) # 76.483.817/0001-20
PUBLICLY TRADED COMPANY
CVM Registration # 1431 - 1

EXTRACT OF THE MINUTES OF THE 62nd
EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, nº 800, Curitiba - State of Paraná 2. DATE AND TIME: July 29, 2004 - 2:00 p.m. 3. CALL NOTICE: The call notice was published in the following newspapers: Diário Oficial do Estado, O Estado do Paraná and Gazeta Mercantil. 4. ATTENDANCE: 58.67% (fifty-eight point sixty-seven percent) of voting capital and 1.01% (one point zero one percent) of preferred capital, according to signatures on page 36 of the Shareholders Attendance Book #3. 5. BOARD: PAULO CRUZ PIMENTEL - member of the Board of Directors; SÉRGIO BOTTO DE LACERDA - Chairman; EDISON RAUEN VIANNA - Secretary. 6. DELIBERATIONS: Item 1) The following issues were unanimously approved: a) an extraordinary discount of average 2.2% for all consumers, over the amounts approved by Aneel Resolution 146/2004, as a result of Copel’s request to the Federal Government aiming to amend the initial agreement between Copel Geração and Copel Distribuição; b) for consumers that pay their monthly bills up to the due date, an additional discount of 10.3%, amounting to average 12.5% the total discount over the amounts established by the Aneel (Brazilian Electric Power Regulatory Agency) Resolution 146/2004. According to this method, the adoption of discounts to be conceded corresponds to an average adjustement of 9% over current tariffs charged from consumers that fully comply with their bills. Item 2) Professor Dr. José Roberto Kassai was elected as alternate member of the Audit Committee for the 2004-2005 remaining office period (the Shareholders Vanguard Emerg. Mkts Stock Index FD and Vanguard Emerg. Mkts Stock Indes FD* abstained from voting). SIGNATURES: SÉRGIO BOTTO DE LACERDA - Chairman; PAULO CRUZ PIMENTEL - Member of the Board of Directors; BNDESPAR; PAULO TROMPCZYNSKI - Chairman of the Auidt Committee; GEORGE WASHINGTON T. MARCELINO - VIRGINIA RETIREMENT SYSTEM, CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, COMMON FUND EMERGING MARKETS I C*, COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT SYSTEM, YOUNG MENS CHRISTIAN ASSOCIATION RET FD, PRUDENTIAL TRUST COMPANY, EDISON RAUEN VIANNA - Secretary..--------------------------------------------------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.